UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(AMENDMENT NO. 3)
(Rule 13d-101)
Under the Securities Exchange Act of 1934, as Amended
TEAM, INC.
(Name of Issuer)
Common Shares, $0.30 par value per share
(Title of Class of Securities)
878155 10 0
(CUSIP Number)
Copies to:
Jonathan W. DePriest
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 11, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis A. Waters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   ☐

     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

	7.	SOLE VOTING POWER: 486,719 shares (1)
NUMBER OF

SHARES	8.	SHARED VOTING POWER: 0 shares

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER: 486,719 shares (1)

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER: 0 shares

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,719 shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14.	TYPE OF REPORTING PERSON* IN

(1) Includes ownership of options to purchase 50,000 shares of Common Stock granted to Mr. Waters for his service as a director of Team, Inc., 16,696 shares of Common Stock granted to Mr. Waters for his service as a director of Team, Inc., and beneficial ownership of 76,217 shares of Common Stock that Mr. Waters holds as trustee of certain family trusts.

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Item 1. Security and Issuer
     The class of securities to which this statement relates is the common stock, par value $0.30 per share (the “Common Stock”), of Team, Inc., a Texas corporation (“Team”), whose principal business address is 200 Hermann Drive, Alvin, Texas 77511.
Item 2. Identity and Background
     This statement is filed by Louis A. Waters. Mr. Waters’ business address is 2800 Post Oak Boulevard, Suite 5850, Houston, Texas 77056. The other information for this Item 2 is set forth in the original Schedule 13D and Amendments No. 1 and No. 2 to this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The information for this Item 3 is set forth in the original Schedule 13D and Amendments No. 1 and No. 2 to this Schedule 13D.
Item 4. Purpose of Transactions
     The purpose of any purchases, sales and holdings of Team stock is investment.
Item 5. Interest in Securities of the Issuer
(a) The aggregate number of shares of Common Stock outstanding was 8,646,968 shares as of August 1, 2006. Mr. Waters continues to have a beneficial interest in 486,719 shares of Common Stock, which represents 5.6% of the total number of shares of Common Stock outstanding. Such shares are comprised of: (1) 343,806 shares of Common Stock acquired by Mr. Waters pursuant to the liquidation of the Partnership (which Partnership is described in the original of this Schedule 13D) and the resulting distribution of these shares of Team Common Stock; (2) 76,217 shares of Common Stock acquired by Mr. Waters as trustee of certain family trusts, which shares were also acquired pursuant to the liquidation of the Partnership and distribution of the shares of Team Common Stock; (3) 16,696 shares of Common Stock granted to Mr. Waters as directors’ fees for his service as a director of Team; (4) options to purchase 50,000 shares of Common Stock granted to Mr. Waters for his service as a director of Team. Mr. Waters retains the sole voting power and investment power with respect to all of the Common Stock described above.
(b) On July 1, 2006, Team awarded to Mr. Waters 399 shares of Team Common Stock as part of the compensation for his service as a director of Team.
(c) From August 11 to August 16, 2006, Mr. Waters sold 50,000 shares of Common Stock in transactions administered by Banc of America Securities, LLC as broker, pursuant to SEC Rule 144. The transactions involved Team Common Stock that Mr. Waters received as a result of the liquidation of the Partnership.
(d) All of the securities described in Item 5(a) were initially acquired in the transactions described in the original Schedule 13D which this amends, except for (i) the shares of Common Stock acquired pursuant to the dissolution and liquidation of the partnership as described in Amendment No. 1 to this Schedule 13D and (ii) the acquisition by Mr. Waters of options to acquire Common Stock, and shares of Common Stock pursuant to his service as a director of Team as described in prior Amendments to this Schedule 13D.
(e) Other than the matters described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by Mr. Waters.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information for this Item 6 is set forth in the original Schedule 13D and Amendments No. 1 and No. 2 to this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
     There are no additional instruments filed as exhibits to this Schedule 13D.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 22, 2006	/S/ LOUIS A. WATERS

Louis A. Waters, Individually

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